UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

※ The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in 100 millions of Won, %)		Current Period (Third quarter of 2019)	Previous Period (Second quarter of 2019)	Changes (%)	Year to Year Comparison (Third quarter of 2018)	Changes (%)
Operating Revenue	Quarterly Results	45,612	44,370	2.80	41,864	8.95
	Year-to-date (“YTD”) Results	133,331	87,719	—	125,223	6.47
Operating Income	Quarterly Results	3,021	3,228	-6.41	3,041	-0.66
	YTD Results	9,475	6,454	—	9,765	-2.97
Profit from Continuing	Quarterly Results	3,494	3,532	-1.08	13,019	-73.16
Operations Before Income Tax	YTD Results	11,704	8,210	—	33,719	-65.29
Profit for the Period	Quarterly Results	2,744	2,591	5.91	10,498	-73.86
	YTD Results	9,071	6,327	—	26,575	-65.87
Attributable To: Controlling Interests	Quarterly Results	2,744	2,634	4.18	10,314	-73.40
	YTD Results	9,170	6,426	—	26,431	-65.31

2. Details (Non-Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in 100 millions of Won, %)		Current Period (Third quarter of 2019)	Previous Period (Second quarter of 2019)	Changes (%)	Year to Year Comparison (Third quarter of 2018)	Changes (%)
Operating Revenue	Quarterly Results	29,115	28,477	2.24	29,256	-0.48
	YTD Results	85,715	56,599	—	88,559	-3.21
Operating Income	Quarterly Results	2,528	2,752	-8.14	3,106	-18.61
	YTD Results	8,337	5,810	—	10,482	-20.45
Profit Before Income Tax	Quarterly Results	2,030	2,176	-6.71	2,499	-18.77
	YTD Results	11,822	9,792	—	10,233	15.53
Profit for the Period	Quarterly Results	1,611	1,620	-0.56	1,833	-12.11
	YTD Results	9,671	8,060	—	7,675	26.01

3. Source of Data	Data Provider	IR Team, SK Telecom
	Provided for	Analysts and Institutional Investors
	Date of Provision	October 31, 2019 / 15:00(Seoul time)
	Location	SK Telecom Headquarters, Conference Room
	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

4. Other Matters Relating to an Investment Decision

•  The above preliminary results have been prepared in accordance with
International Financial Reporting Standards as adopted in Korea. (IFRS 15)

:  We adopted K-IFRS No. 1116, Leases, from January 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name: Jung Hwan Choi
Title: Senior Vice President

Date: October 31, 2019

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